EXHIBIT 99.1

Atlas south sea pearl

ABN 32 009 220 053

14th November 2006

The Manager
Australian Stock Exchange Ltd
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: 2006 Revenue Forecast and Final Dividend Announcement

The Company advises that revenue has been above budget for most of the current year and that the expected income for the twelve month period to the end of 2006 is $12 million which will be an increase of 22% on the revenue result for 2005.

The Board has approved the payment of final dividend for 2006 of two (2) cents per share. This dividend will be fully franked. The timetable for payment of the dividend is as follows:

- Ex-dividend date - 20th November 2006
- Record date - 24th November 2006
- Payment date - 8th December 2006

The dividend reinvestment plan that is in place shall not be available for this dividend payment.

This will bring the total fully franked dividend for the year to 3.5 cents.

Yours faithfully

GEORGE SNOW
Chairman

CRP03 Dividend Nov1406 doc